[Letterhead of MediciNova, Inc.]

August 18, 2006

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	MediciNova, Inc. (the “Company”)

Amendment No. 1 to Schedule 14A

File	No. 0-51133

Ladies and Gentlemen:

Pursuant to the letter from Mr. Riedler dated August 15, 2006 to Dr. Yuichi Iwaki, Chief Executive Officer of the Company, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the Company on August 9, 2006, the Company acknowledges the following with regard to the filing of the Proxy Statement and any amendments thereto:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to the undersigned, at (858) 373-1500, with any questions regarding this matter.

Very truly yours,

/s/ Shintaro Asako
Shintaro Asako,
Vice President, Accounting and Administration

cc:	Yuichi Iwaki, M.D., Ph.D.

Mr. Gregory S. Belliston